Exhibit 12.1

CHEVRONTEXACO CORPORATION — TOTAL ENTERPRISE BASIS

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months	Year Ended December 31
	Ended
	June 30, 2004	2003	2002	2001	2000	1999

	(Dollars in Millions)
Income from Continuing Operations	$6,606	$7,346	$1,051	$3,799	$7,559	$3,145
Income Tax Expense	3,761	5,297	2,978	4,279	6,219	2,503
Distributions (Less) Greater Than Equity in Earnings of Affiliates	(906)	(383)	510	(489)	(26)	(288)
Minority Interest	40	80	57	121	111	71
Previously Capitalized Interest Charged to Earnings During Period	41	76	70	67	71	74
Interest and Debt Expense	187	474	565	833	1,110	1,132
Interest Portion of Rentals*	321	507	407	357	340	249

Earnings Before Provision for Taxes And Fixed Charges	$10,050	$13,397	$5,638	$8,967	$15,384	$6,886

Interest and Debt Expense	$187	$474	$565	$833	$1,110	$1,132
Interest Portion of Rentals*	321	507	407	357	340	249
Preferred Stock Dividends of Subsidiaries	2	4	5	48	50	55
Capitalized Interest	46	75	67	122	108	38

Total Fixed Charges	$556	$1,060	$1,044	$1,360	$1,608	$1,474

Ratio Of Earnings To Fixed Charges	18.08	12.64	5.40	6.59	9.57	4.67

*	Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.

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